

Cleveland StartMart, LLC

Financial Statements

For the period from formation (May 20, 2015) to December 31, 2015

The report accompanying these financial statements was issued by

BDO USA, LLP, a Delaware limited liability partnership and the U.S. member of BDO International Limited, a UK company limited by guarantee.

Cleveland StartMart, LLC

Financial Statements
For the period from formation (May 20, 2015) to December 31, 2015

Cleveland StartMart, LLC

Contents



BDO

Tel: 440-248-8787
Fax: 440-248-0841
www.bdo.com

32125 Solon Road
Cleveland, OH 44139

Independent Accountant's Review Report

To the Members of Management
Cleveland StartMart, LLC
Cleveland, OH

We have reviewed the accompanying financial statements of Cleveland StartMart, LLC, which comprise the balance sheet as of December 31, 2015, and statements of operations, changes in member's capital, and cash flows for the period from formation (May 20, 2015) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BDO USA, LLP

May 14, 2016

Financial Statements

Cleveland StartMart, LLC

Balance Sheet

December 31,		2015
Assets		
Cash	$	12,166
Grant receivable		11,250
Total current assets		23,416
Property and Equipment		66,994
Less: accumulated depreciation		(1,595)
Property and Equipment, net		65,399
Total Assets	$	88,815
Liabilities and Member's Capital		
Liabilities		
Accrued expenses	$	3,689
Deferred grant income - current		6,667
Total current liabilties		10,356
Long-term deferred grant income		32,222
Total Liabilities		42,578
Member's Capital		46,237
Total Liabilities and Member's Capital	$	88,815

See accompanying notes to financial statements
and independent accountant's review report.

Cleveland StartMart, LLC

Statement of Operations

For the Period From Formation (May 20, 2015) Through December 31,		**2015**
Revenues		
Rental income	$	14,901
Total Revenues		14,901
Expenses		
Advertising and promotion		3,799
Internet		6,778
Office		23,085
Depreciation		1,595
Total Expenses		35,258
Operating Loss		(20,357)
Other Income		
Grant Income		1,111
Kickstarter income		14,482
Total Other Income		15,594
Net Loss	$	(4,763)

*See accompanying notes to financial statements
and independent accountant's review report.*

Cleveland StartMart, LLC

Statement of Changes in Member's Capital

	Member's Capital
Balance, May 20, 2015	$ -
Member contribution	51,000
Net loss	(4,763)
Balance, December 31, 2015	**$ 46,237**

See accompanying notes to financial statements
and independent accountant's review report.

Cleveland StartMart, LLC

Statement of Cash Flows

For the Period From Formation *(May 20, 2015) Through December 31,*	**2015**
Operating Activities	
Net loss	$ (4,763)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	1,595
Recognition of deferred grant income	(1,111)
Increase (decrease) in:	
Accrued expenses	3,689
Net Cash Used in Operating Activities	**(590)**
Investing Activities	
Purchase of property and equipment	(66,994)
Net Cash Used in Investing Activities	**(66,994)**
Financing Activities	
Grant proceeds	28,750
Member contribution	51,000
Net Cash Provided by Financing Activities	**79,750**
Net Increase in Cash	**12,166**
Cash, beginning of period	-
Cash, end of year	$ 12,166
Supplemental Cash Flow Disclosures	
Non-cash Financing Activities:	
Grant receivable	$ 11,250

See accompanying notes to financial statements
and independent accountant's review report.

Cleveland StartMart, LLC

Notes to Financial Statements

1.   Organization and Description of Business

Nature of Business

Cleveland StartMart, LLC (the Company) was founded in 2015 as an entrepreneurial hub that provides startup companies and entrepreneurs with furnished workspace through flexible leases and access to resources such as high-speed broadband, startup accelerators, networking and education. The Company is headquartered in the Terminal Tower in downtown Cleveland, Ohio

2.   Significant Accounting Policies

The following is a summary of the Company's significant accounting and reporting policies.

Method of accounting

The accompanying financial statements are presented on the accrual basis, in conformity with generally accepted accounting principles in the United States of America.

Concentrations of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with financial institutions, and at times amounts may exceed fiduciary insured limits. Substantially all of the revenue is derived from tenants located in Northeastern Ohio. As of December 31, 2015, the Company had no other significant concentrations of risk.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of less than three months to be cash equivalents.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets which range from 5 to 7 years. Routine expenditures for repairs and maintenance are expensed as incurred.

Revenue Recognition-Rental Income

The Company provides monthly memberships to entrepreneurs ranging from $50 per month for interns to up to $600 per month for private office leases. These leases are month to month leases and the income is recognized monthly and included in rental income on the statement of operations.

Kickstarter Campaign

The Company had a Kickstarter Campaign whereby participants of the campaign made payments to the Company in exchange for office space or items of lesser value. Kickstarter campaigns that include exchange for office space are included in deferred income and recognized over the period the contributor is to receive the benefit of office space. As of December 31, 2015, the Company had no remaining commitments for those contributions that included office space benefits. Kickstarter payments for items of lesser value are not equity in the Company but are considered income and the amounts raised are included in Kickstarter income on the statement of operations in the period received.

Grant Income

In 2015, the Company received a $40,000 grant from the City of Cleveland Department of Economic Development. Funds from the grant were used to purchase office equipment and office furniture. The Company has recorded $38,889 of deferred grant income related to this grant and grant income of $1,111 for the period from formation (May 20, 2015) through December 31, 2015. The remaining deferred grant income will be amortized into income over the life of the equipment purchased with the grant. As of December 31, 2015, the Company had received $28,750 in payments from the City of Cleveland under the program and $11,250 was recorded as grant receivable as the Company had fully complied with the stipulations of the grant terms. Payment for the remaining receivable was received on February 12, 2016.

Advertising and Promotion

Advertising and promotion costs are expensed as incurred.

Income Taxes

The Company, with the consent of its member, has elected to be formed as a limited liability company. As the entity is currently a single member limited liability company, for federal tax purposes, the member is required to take into account his distributive share of Company income or loss. Therefore, there is no current provision for income taxes included in the financial statements.

Fair Value of Financial Instruments

At December 31, 2015, financial instruments for which the fair value is the same as carrying value due to the short term nature of the instrument include cash, grant receivable, and accrued expenses.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The significant estimates made by the Company relate primarily to the useful lives of property and equipment. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases. This standard replaced the existing guidance in Accounting Standards Codification No. 840, Leases. Under the standard, among other changes in practice, a lessee's rights and obligations under most leases, including existing and new arrangements, would be recognized as assets and liabilities, respectively, on the balance sheet. Other significant provisions of the standard includes (i) defining the "lease term" to include the noncancellable period together with periods for which there is a significant economic incentive for the lessee to extend or not terminate the lease; (ii) defining the initial lease liability to be recorded on the balance sheet to contemplate only those variable lease payments that depend on an index or that are in substance "fixed"; and (iii) a dual approach for determining whether lease expense is recognized on a straight-line or accelerated basis, depending on whether the lessee is expected to consume more than an insignificant portion of the leased asset's economic benefits. The new guidance is effective for annual reporting periods beginning after December 15, 2019 and early application is permitted. The Company is currently evaluating the impact of adopting this guidance on our financial statements.

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"). The core principle of ASU 2014-06 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Companies may use either a full retrospective or a modified retrospective approach to adopt ASU 2014-09. In August 2015, the FASB issued Accounting Standards Update No. 2015-14, "Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date", which delayed the effective date of ASU 2014-09 by one year. ASU 2014-09, as amended, is effective for nonpublic companies for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently evaluating the impact of adopting this guidance on our financial statements.

3.   Property and Equipment

Property and equipment consisted of the following:

December 31,	2015
Office equipment	$ 36,557
Furniture equipment	30,437
	66,994
Less: accumulated depreciation	(1,595)
	$ 65,399

Depreciation expense related to property and equipment for the period from formation (May 20, 2015) to December 31, 2015 was $1,595.

4.   Lease Commitments

The Company leases its 28,000 square feet of office space in downtown Cleveland, Ohio. The lease which commenced September 1, 2015 expires on August 31, 2020. The monthly lease payment is computed on a percentage rent basis, not to exceed $65,000 per month in year 1. The maximum rent increases annually based on the Consumer Price Index.

The percentage rent is completed on a sliding scale, as defined, dependent on rental income received from rental of "co-working space" or rental income received from events held at the premises. In addition, the Company must reimburse the landlord for certain additional amounts, such as real estate taxes, insurance and common area maintenance.

The following details the amounts payable under the lease:

Monthly Gross Rental Income	Percentage Payable as Rent
$ 1 to $20,000	90%
$20,001 to $40,000	75%
$40,001 to $70,000	65%
$70,001 to $80,000	40%
$80,001 and above	10%

5. Related Party Transactions

The Company utilized the co-founders to perform all start up work. The co-founders did not request payment for these services. In addition, the Company utilizes the services of interns and co-op members who provide services free of charge. There is one employee of a related party, who from time to time provides professional services to the Company. During the period ended December 31, 2015, there were no compensation arrangements (including employee stock compensation plans or bonus arrangements) in place with any owners, employees or interns of the Company and all such individuals agreed to work without receiving compensation. As none of these parties requested payment for their services performed in 2015 and no compensation agreements were in place as of and for the period ended December 31, 2015, or subsequent to year end, there has been no wage accrual or wage expense in 2015. During 2016 a formal management fee arrangement will be established for these services.

6. Subsequent Events

On May 12, 2016 the Company changed its name to Global StartMart LLC. Also, effective May 13, 2016, all of the assets of the Company and related rights and obligations were contributed to a newly formed Corporation, Cleveland StartMart, Inc. in exchange for all of the 125,000 voting shares of Cleveland StartMart, Inc.

The Company has evaluated events and transactions that occurred between December 31, 2015 and May 14, 2016 which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements. There were no other significant subsequent events identified that required disclosure in these financial statements.